FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 001-32741

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☑.        Form 40-F  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Teléfonos de México, S.A.B. de C.V. announces filing of its

2007 annual report on Form 20-F

Mexico City, June 27, 2008. Teléfonos de México, S.A.B. de C.V. (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY, LATIBEX: XTMXL) announced today that on June 27, 2008, it filed its annual report on Form 20-F for the fiscal year ended December 31, 2007 with the U.S. Securities and Exchange Commission. The 2007 annual report can be accessed by visiting the SEC’s website at www.sec.gov or TELMEX’s website at www.telmex.com. In addition, investors may receive a hard copy of TELMEX’s complete audited financial statements free of charge by requesting a copy from TELMEX’s Investor Relations department, telephone number (5255) 5222-5462 and ri@telmex.com, or from JP Morgan, TELMEX’s ADR depositary, telephone number 1-800-990-1135.

TELMEX provides telecommunications services through the most complete local and long distance network in Mexico. TELMEX also offers services such as connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

Date:	June 27, 2008	By:	/s/ Adolfo Cerezo Pérez
Name: Adolfo Cerezo Pérez Title: Chief Financial Officer